Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 7, 2008

        Notice is hereby given that a Special General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, August 7, 2008, at 11:00 (Israel time) for the following purposes:

1.	To appoint Mr. Alex Kornhauser to a three-year term as an external director.

2.	To approve the terms of compensation and the performance-based bonus of our chief executive officer and director Mr. Russell Ellwanger.

3.	To transact such other business as may properly come before the Meeting.

        Shareholders of record at the close of business on July 1, 2008, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

By Order of the Board of Directors, Dov Moran Chairman of the Board June 26, 2008

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 7, 2008

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Tower Semiconductor Ltd. (the “Company” or “Tower”) for use at our Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, August 7, 2008, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on July 1, 2008.

        As of May 31, 2008, we had outstanding 125,364,021 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 1, 2008. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 14, 2008 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth information, as of May 31, 2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 125,364,021 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Identity of Person or Group	Amount Owned (1)		Percent of Class (1)	Percent of Class (Diluted) (2)

Israel Corporation Ltd.(3)	101,231,883	(4)	47.68%	27.29%
SanDisk Corporation(3)	19,060,790	(5)	14.83%	5.14%
Macronix International Co. Ltd.(3)	9,682,485	(6)	7.67%	2.61%
Bank Leumi Le-Israel, B.M	31,567,372	(7)	20.12%	8.51%
Bank Hapoalim, B.M	32,037,960	(8)	20.35%	8.64%
Prisma Investment House Ltd	10,055,527	(9)	7.81%	2.71%

(1)	Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days.

(2)	Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of this registration statement, have been exercised by all holders.

(3)	Pursuant to a shareholders agreement among Israel Corp., SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 31% of the outstanding shares of Tower.

(4)	Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 18,181,823 shares issuable upon conversion of debentures, 65,789,474 shares issuable upon conversion of capital notes, 2,941,176 shares issuable upon the exercise of warrants at an exercise price per share of $2.04 and 58,906 shares issuable upon the exercise of warrants at an exercise price per share of $6.17.

(5)	Based on information provided by SanDisk, represents 15,878,972 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)	Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(7)	Based on information provided by Bank Leumi, represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,000,000 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants at an exercise price per share of $6.17.

(8)	Based on information provided by Bank Hapoalim represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,470,588 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd at an exercise price per share of $6.17.

(9)	Based on information provided by Prisma represents 6,596,526 shares currently owned by Prisma and 3,459,001 shares issuable upon conversion of debentures.

        Pursuant to a shareholders’ agreement dated January 18, 2001, among Israel Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE SPECIAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

APPOINTMENT OF EXTERNAL DIRECTOR TO THE BOARD OF DIRECTORS OF
THE COMPANY FOR A THREE-YEAR TERM

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently enacted in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        The Company’s Board of Directors has nominated Mr. Alex Kornhauser for election as an external director to fill the vacancy that was created by the expiration of Mr. Hans Rohrer’s appointment (effective April 21, 2008) to serve for a period of three years. Set forth below is certain information concerning Mr. Alex Kornhauser:

        Alex Kornhauser, age 62, has been serving as Senior VP, GM of Manufacturing at Numonyx Corporation, since March 2008. From January 1978 to March 2008, Mr. Kornhauser held many positions at Intel Corporation from design engineer, project manager, department manager, engineering manager and general manager of certain groups, segments and plants. More specifically, from August 2000 to May 2007 he served as Intel Israel Site GM, from January 2006 until March 2008 he served as VP of the Flash Memory Group, from December 2004 to December 2005 Mr. Kornhauser served as VP of TMG NVM Strategic Segment, from January 2001 to November 2004 he served as VP of TMG F18 Plant Manager and from January 1996 to December 2000 he served as F18 General Manager. Mr. Kornhauser holds a B.S. in Electronics from Bucharest Polytechnic Institute in Romania.

        The Board of Directors has determined that Mr. Alex Kornhauser has the requisite professional qualifications under the External Director Qualification Regulations. Mr. Alex Kornhauser qualifies as an independent director under Nasdaq.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. Alex Kornhauseras an external director of the Company for a three-year term commencing August 7, 2008.”

        The election of Mr. Kornhauser as an external director of the Company requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Alex Kornhauser as an external director of the Company for a three-year term commencing August 7, 2008.

PROPOSAL NO. 2

PROPOSAL TO APPROVE THE TERMS OF COMPENSATION AND THE
PERFORMANCE-BASED BONUS OF OUR CHIEF EXECUTIVE OFFICER AND
DIRECTOR

        Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer and director and as Chief Executive Officer and Chairman of the Board of Directors of the Company’s wholly-owned subsidiary, Tower Semiconductor USA, Inc., since May 2005. Under Israeli law, the terms of service of officers which also serve as members of the Board of Directors of the Company and modifications to such terms of service, require the approval of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

        Each of the Audit Committee and the Board of Directors of the Company approved:

—	an increase in Mr. Ellwanger’s annual base salary from $505,950 (including social benefits) to $546,765 (including social benefits), effective as of January 1, 2008.

—	a performance-based bonus for Mr. Ellwanger up to $673,596 for the year ending December 31, 2008, which shall be calculated as per the following formula using Mr. Ellwanger’s 2008 base salary as a multiplier:

        0.7 (A) (2008 base salary) + 0.3 (B) (2008 base salary), where:

A =	Corporate MBO score as per an MBO plan approved by the Board of Directors of the Company, which score can range from 0.5 to 1.5.

B =	Score to be determined by the Chairman of the Board of Directors of the Company which can range from 0.5 to 1.5.

        Except as otherwise set forth hereinabove, the terms of compensation of Mr. Ellwanger which were previously approved by the Company’s shareholders shall remain unchanged.

         The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve (i) the terms of compensation; and (ii) the performance-based bonus for 2008, of our chief executive officer and director.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation and the performance-based bonus of Mr. Russell Ellwanger.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of compensation and the performance-based bonus of Mr. Russell Ellwanger.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC’s public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.

By Order of the Board of Directors, June 26, 2008